UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2002
                 -------------

                               RICHMONT MINES INC.
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On October 24, 2002, Richmont Mines Inc. issued a News Release - Richmont Mines announces net earnings of $4.3 million ($0.28 per share) for the third quarter of 2002. This report is filed solely for the purpose of filing a copy of the press release attached hereto.








Indicate by check mark whether the Registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F  XXX   Form 40-F
                                                  ---            ---


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                Yes       No XXX
                                                    ---      ---


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                   -------------------------------------------
                                  (Registrant)

Date 10/25/02        By    /S/ JEAN-YVES LALIBERTE (SIGNED)
     --------             -------------------------------------------------
                           Jean-Yves Laliberte, Vice-President, Finance






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                                                     ---------------------------

RICHMONT

                                                         MINES RICHMONT INC.

                                                         110, avenue Principale
                                                         Rouyn-Noranda, QC
                                                         J9X 4P2, CANADA

                                                         Tel.: (819) 797-2465
                                                         Telec.: (819)797-0166
                                                         www.richmont-mines.com





                                  NEWS RELEASE


                      RICHMONT MINES ANNOUNCES NET EARNINGS
                        OF $4.3 MILLION ($0.28 PER SHARE)
                          FOR THE THIRD QUARTER OF 2002


MONTREAL, October 24, 2002 - Richmont Mines Inc. is pleased to announce that revenues for the third quarter ended September 30, 2002, were $17,322,004 compared with $11,621,378 for the corresponding quarter of 2001. The Company posted net earnings of $4,286,089, or $0.28 per share, compared with net earnings of $3,310,023, or $0.22 per share, for the third quarter of 2001. Cash flow from operations before the net change in non-cash working capital items was $6,541,493, or $0.42 per share, compared with $5,072,128, or $0.34 per share, for the same period last year. Gold sales for the quarter totalled 34,409 ounces, up from 27,219 ounces for the third quarter of 2001. These favorable results are mainly attributable to an increase in the average selling price of gold, which climbed from US$269 per ounce for the third quarter of 2001 to US$315 per ounce for the corresponding quarter this year.

For the nine-month period ended September 30, 2002, revenues were $38,171,691 compared with $21,526,035 for the same period in 2001. Net earnings rose to $7,669,683, or $0.50 per share, up significantly from the net loss of $2,397,796, or $0.16 per share, posted in 2001. Cash flow from operations before the net change in non-cash working capital items for the nine-month period just ended was $12,782,789, or $0.84 per share, compared with $4,906,642, or $0.33 per share, last year. In 2002, gold sales for this period totalled 76,533 ounces produced at a cash cost of US$154 per ounce compared with 50,232 ounces at a cash cost of US$180 per ounce in 2001.

During the third quarter of 2002, the production of the Beaufor Mine in Quebec totalled 75,391 tons of ore grading 0.28 ounces of gold per ton yelding 21,126 ounces of gold. Quarterly gold sales totalled 21,406 ounces produced at a cash cost of US$140 per ounce. Since the resumption of operations at the Beaufor Mine in January 2002, a total of 40,271 ounces of gold produced at a cash cost of US$154 per ounce have been sold.

At the Hammerdown Mine in Newfoundland, 30,338 tons of ore grading 0.46 ounces of gold per ton were produced during the quarter, for a total of 13,477 ounces of gold. Sales for the quarter totalled 13,003 ounces of gold produced at a cash cost of US$145 per ounce





Page 1 of 3

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                                                          ----------------------

OUTLOOK

Following the acquisition in February 2002 of the Norex property adjoining the Francoeur Mine, Richmont Mines initiated a major exploration program. An exploration update on all of Richmont's properties will be published shortly.

Richmont Mines is on track to produce a record total of over 100,000 ounces of gold in 2002. Given its solid financial position - as of September 30, 2002, the Company had working capital of $26.9 million and an unused line of credit of $5 million -, Richmont Mines is actively searching for other profitable gold projects.



Jean-Guy Rivard
President























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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.





---------------------------


FINANCIAL DATA
----------------------------------------------------------------------------------------------------------------------------------
                                                                 THREE-MONTH PERIOD                     NINE-MONTH PERIOD
                                                                 ENDED SEPTEMBER 30                     ENDED SEPTEMBER 30
                                                       -----------------------------------------------------------------------------
                                                (CAN$)             2002              2001                 2002              2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Restated                              Restated
Revenues                                                       17,322,004         11,621,378          38,171,691        21,526,035
Net earnings (loss)                                             4,286,089          3,310,023           7,669,683        (2,397,796)
Net earnings (loss) per share                                        0.28               0.22                0.50             (0.16)
Cash flow from operations before net
  change in non-cash working capital                            6,541,493          5,072,128           12,782,789        4,906,642
Average selling price of gold (per ounce)                          US$315             US$269              US$312            US$266
Weighted average shares outstanding                            15,441,876         15,051,200          15,248,223        15,051,793
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                SEPTEMBER 30,                         December 31,
                                                        (CAN$)                          2002                                 2001
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                                                   26,862,626                            14,286,625
------------------------------------------------------------------------------------------------------------------------------------






PRODUCTION AND SALES DATA
                                                       -----------------------------------------------------------------------------
                                                                           THREE-MONTH PERIOD ENDED SEPTEMBER 30
                                                       -----------------------------------------------------------------------------
                                                                      GOLD PRODUCTION         GOLD SALES             CASH COST
                                                          YEAR           (OUNCES)              (OUNCES)          (PER OUNCE SOLD)
------------------------------------------------------------------------------------------------------------------------------------
Hammerdown                                                2002              13,477                 13,003               US$145
                                                          2001              14,851                 14,265               US$113
------------------------------------------------------------------------------------------------------------------------------------
Beaufor                                                   2002              21,126                 21,406               US$140
                                                          2001                   -                      -                    -
------------------------------------------------------------------------------------------------------------------------------------
Other properties                                          2002                   -                      -                    -
                                                          2001               8,588                 12,954               US$172
------------------------------------------------------------------------------------------------------------------------------------
Total                                                     2002              34,603                 34,409               US$143
                                                          2001              23,439                 27,219               US$141
------------------------------------------------------------------------------------------------------------------------------------

                                                       -----------------------------------------------------------------------------
                                                                           NINE-MONTH PERIOD ENDED SEPTEMBER 30
                                                       -----------------------------------------------------------------------------
                                                                      GOLD PRODUCTION         GOLD SALES             CASH COST
                                                          YEAR           (OUNCES)              (OUNCES)          (PER OUNCE SOLD)
------------------------------------------------------------------------------------------------------------------------------------
Hammerdown                                                2002              38,409                 36,262               US$155
                                                          2001              14,851                 14,265               US$113
------------------------------------------------------------------------------------------------------------------------------------
Beaufor                                                   2002              45,637                 40,271               US$154
                                                          2001                   -                      -                    -
------------------------------------------------------------------------------------------------------------------------------------
Other properties                                          2002                   -                      -                    -
                                                          2001              27,287                 35,967               US$206
------------------------------------------------------------------------------------------------------------------------------------
Total                                                     2002              84,046                 76,533               US$154
                                                          2001              42,138                 50,232               US$180
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        2001 average exchange rate : US$1 = CAN$1.55
                                                                                      2002 estimated exchange rate : US$1 = CAN$1.55

For more information, contact:
Martin Rivard  Telephone:                              (819) 797-2465
Executive Vice-President                               Fax: (819) 797-0166

Trading symbol: RIC                                    Listings: Toronto - Amex
Website:       www.richmont-mines.com
Page 3 of 3



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